1321 Mountain View Circle, Azusa, CA, 91702, Tel: (626) 334-5310, Fax: (626) 334-5324

August 3, 2006

Ms. Tabatha Akins, Staff Accountant

Mr. Jim Atkinson, Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Viral Genetics, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
File No. 000-26875

Dear Ms. Akins and Mr. Atkinson:

Further to our August 1, 2006, teleconference with Mr. Atkinson regarding the Form 10-KSB of Viral Genetics, Inc., for the year ended December 31, 2004, and our letter dated July 26, 2006, we are providing the following addition to our “Response”. In connection with this letter, we are filing an amended Form 10-KSB/A for the year ended December 31, 2005, as well as an amended Form 10-QSB/A for the three months ended March 31, 2006. These amended filings reflect the changes discussed in our correspondences to date inclusive of those discussed herein.

Response. Management performed further review of the 1995 transaction noting that records are sparse. Given the dearth of information, management has made a best efforts attempt to answer the outstanding comment with a conservative approach.

Originally, following the 1995 transaction management opted for capitalization of the $5,206,032 amount as an intangible asset. However, we now believe that this decision was not appropriate due to the early stage of the research and the lack of any significant patentable result of the research that would arise from it in the near future (at that time).

The technology being developed by Therapeutic Genetic, Inc. prior to the 1995 transaction was a compound. At the time, the nature, identity, method of manufacture, and function of the compound were still being discovered and developed. This continues to be true today. As such the compound should have been viewed as a potential product in the process of being developed and not, for example, a platform method or tool for future research or similar asset with alternative future uses.

For the reasons outlined above, we have taken the position that the proper accounting treatment is to view the $5,206,052 amount as in-process research and development expense, and not an asset. Accordingly, the changes outlined in our July 26, 2006, response letter are appropriate. We have provided additional detail concerning our evaluation of the proper accounting treatment in Note 12 to the financial statements in the Form 10-KSB/A for the period ended December 31, 2005.

Due to a typographical error, our response letter dated 7/26/06 was an earlier draft. The correct figure for the 1995 purchase price was $5,000,000 and not $6,250,000. We apologize for the confusion created by this.

In conjunction with our evaluation of the 1995 transaction, we have deleted the “Goodwill and Patents” paragraph in Note 2 (Summary of Significant Accounting Policies) in the amended Form 10-KSB/A for the year ended December 31, 2005 and the Form 10-QSB/A for the three months ended March 31, 2006. The paragraph in Note 2 of each document titled “Research and Development,” provides for the treatment of any future amounts related to research and development; that is, they are and will be charged to operations as incurred.

After your review of our response to your comment, please contact:

Mr. Haig Keledjian, CEO and CFO

1-626-334-5310, ext. 23

Very truly yours,

Haig Keledjian

Chief Executive Officer and Chief Financial Officer